UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

  Innovative Eyewear, Inc.      (Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

                    45791D109

(CUSIP Number)

Vladimir Galkin

10900 NW 97th Street, #102

Miami, FL 33178

                                                                                (310) 880-6330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  October 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45791D109	Page 2 of 5

1.Names of Reporting Persons. Vladimir Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 1,000,000 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 1,000,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 41.7% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 1,000,000 shares of Common Stock.

(2)Based on 2,400,452 shares of the Issuer’s common stock issued and outstanding as of October 2, 2024, based on information reported by the Issuer in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2024.

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CUSIP No. 45791D109	Page 3 of 5

1.Names of Reporting Persons. Angelica Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 1,000,000 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 1,000,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 41.7% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 1,000,000 shares of Common Stock.

(2)Based on 2,400,452 shares of the Issuer’s common stock issued and outstanding as of October 2, 2024, based on information reported by the Issuer in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2024.

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CUSIP No.  45791D109                     Page 4 of 5

ITEM 1.Security and Issuer

This Amendment No. 6 amends the Schedule 13D filed on September 23, 2024 (the “Original Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on September 23, 2024, and as amended by Amendment No.2 to Schedule 13D filed on September 23, 2024 , and as amended by Amendment No. 3 filed on September 23, 2024, and as amended by Amendment No. 4 filed on September 24, 2024, and as amended by Amendment No. 5 filed on September 25, 2024, as amended the “Schedule 13D”).  This statement of beneficial ownership on Schedule 13D is jointly filed by each of Vladimir Galkin and Angelica Galkin, husband and wife (collectively, the “Reporting Persons” and individually, a “Reporting Person”), with respect to the shares of the common stock, par value $0.00001 per share (the “ Common Stock”), of Innovative Eyewear, Inc., a Florida corporation (the “ Issuer”).  According to the Issuer, the address of its principal executive office is 1900 Biscayne Blvd., Suite 630, North Miami, Florida 33181.  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on September 23, 2024.

ITEM 4.Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value.  In addition, the Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors regarding the possibility of board representation. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows (all other disclosures in Item 5 remain unchanged):

(a)As of the date hereof, each of Vladimir Galkin and Angelica Galkin may be deemed to beneficially own 1,000,000 shares of Common Stock, representing approximately 41.7% of the issued and outstanding shares of Common Stock of Issuer.  The foregoing beneficial ownership percentages reported in this Item 5 are based on 2,400,452 shares of the Issuer's Common Stock issued and outstanding as of October 2, 2024, based on information reported by the Issuer in the Registration Statement on Form S-1 and filed with the Securities and Exchange Commission (the "SEC") on October 2, 2024.

ITEM 7. Material to Be Filed as Exhibits.

1.Exhibit A - Joint Filing Agreement of the Reporting Persons.

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CUSIP No.  45791D109                   Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: October 4, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

13D

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of Innovative Eyewear, Inc, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: October 4, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: October 4, 2024	By:	/s/ Angelica Galkin
Angelica Galkin